Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement on Appointment of the Senior Management of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

14 September 2015

As at the date of this notice, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as nonexecutive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air Stock Code: 600029 Notice No.: Lin 2015-027

Announcement on Appointment of the Senior Management of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the provisions of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board passed the following resolution by means of written resolution on 14 September 2015:

Appointing Mr. Li Tong Bin as the Executive Vice President and Chief Engineer of China Southern Airlines Company Limited.

The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The above candidate for the senior management of the Company meets the relevant qualifications required by the Company Law and the Articles of Association of the Company, the nomination and engagement procedures comply with the provisions of the Company Law and the Articles of Association of the Company, the engagement of the above candidate by the Board is consented to.

Independent Directors: Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge

The Board of

China Southern Airlines Company Limited

14 September 2015

Attached: Profile of Mr. Li Tong Bin

Mr. Li Tong Bin, male, born in December 1961, the Han nationality and his native place is Changchun, Jilin Province. Mr. Li Tong Bin has college qualification and graduated from Civil Aviation Institute of China majoring in maintenance of aircraft electrical equipment. He obtained on-job bachelor degree of Industry Electric Automation from Northeastern University of Technology, Master of Business Administration (MBA) from Hainan University and Executive Master of Business Administration (EMBA) form Tsinghua University. Mr. Li began his career in August 1983, and was the Head of Maintenance Plant of aircraft maintenance base, the Deputy Director and Director of Aircraft Engineering Department (aircraft maintenance base) of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company. Mr. Li served as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004 to January 2005, and the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005 to April 2012, and the Party Secretary and Deputy General Manager of Northern Branch of the Company from April 2012 to April 2014. Mr. Li has been the Chief Engineer of the Company, the General Manager and Deputy Party Secretary of Engineering Department of the Company since April 2014.